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                                                                    EXHIBIT 4.1f




                            CONSULTING AGREEMENT


                 THIS CONSULTING AGREEMENT is made as of April 18, 1996 (the "Effective Date"), by and between Guilford Pharmaceuticals Inc., a Delaware corporation, with its principal offices at 6611 Tributary Street, Baltimore, Maryland 21224 (the "Company"), and Henry H. Brem, M.D., of 11201 Five Springs Road, Lutherville, Maryland 21093 (the "Consultant").

                 WHEREAS, the Company desires to engage the Consultant, and the Consultant desires to be engaged by the Company, pursuant to the terms contained in this Agreement;

                 NOW THEREFORE, in consideration of the mutual promises of the parties hereunder, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Consultant hereby agree as follows:

                 1. Services. The Company hereby retains the Consultant to perform, and the Consultant hereby agrees to render to the Company, consulting and advisory services as requested from time to time by the Company (the "Services"). Such Services may include, but shall not be limited to, the following: serving on any advisory board in the area of targeted controlled delivery of drugs in biodegradable polymers, helping to identify and recruit candidates and business prospects helpful to the business of the Company, advising and assisting the Company in connection with the acquisition and/or development of new technologies and advising regarding the development of potentially competitive products and participating in such meetings pertaining to the business of the Company as the Company may from time to time reasonably request. The Consultant agrees to use reasonable efforts to perform the Services and to make himself available to render the Services for up to 38 days per year, at the Company's discretion, at times which are mutually acceptable, during the term of this Agreement.

                 2.  Consulting Fees.

                 (a) As complete consideration for the performance of the Services by the Consultant under this Agreement, the Company agrees, subject to the terms of this Agreement, to pay the Consultant a cash retainer and issue stock options as provided in this Section 2.

                 (b) The Company agrees to pay the Consultant a cash retainer, payable monthly in arrears within 10 days of the end of each month during the term of the Agreement, as follows:

                 (i) $115,000 per annum ($9,583.33 per month) for the first year of this Agreement;

                 (ii) $125,000 per annum ($10,416.66 per month) for the second year of this Agreement;
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                 (iii)    $135,000 per annum ($11,250 per month) for the third
                          year of this Agreement; and

                 (iv) $145,000 per annum ($12,083.33 per month) for the fourth year of this Agreement.

                 (c) The Company hereby issues to the Consultant stock options covering the Company's common stock as follows:

                 (i) Subject to Section 2(e) and (f) below, 50,000 non-qualified stock options issued as of the Effective Date, valid for 10 years from issuance, at an exercise price of $10.00 per share, vesting 40% on December 15, 1996 and the remaining 60% on the first anniversary of the Effective Date, provided the Consultant has continuously served in a consulting capacity with the Company as of the applicable vesting date.

                 (ii) Subject to Section 2(e) below, 50,000 non-qualified stock options issued as of the Effective Date, valid for 10 years from issuance, at an exercise price of the closing price per share on the last trading day prior to the Effective Date (the "Exercise Price"), vesting 16,666 options on the second anniversary of the Effective Date, 16,667 options on the third anniversary of the Effective Date, and 16,667 options on the fourth anniversary of the Effective Date, provided the Consultant has continuously served in a consulting capacity with the Company as of the applicable vesting date (or in the case of the options vesting on the fourth anniversary of the Effective Date, through the term of this Agreement).

                 (iii) Subject to Section 2(d), (e) and (f) below, 50,000 non-qualified stock options issued as of the Effective Date, valid for 10 years from issuance, at the Exercise Price, vesting 119 months following the Effective Date, provided the Consultant has continuously served in a consulting capacity with the Company as of the vesting date, but subject to accelerated vesting as follows:

                          (A) 15,000 options vesting 30 days following receipt by the Company in the aggregate cumulative sum of at least $5 million for the development by the Company of a "New Polymer Product" (i.e., a product in the Field, as defined in Section 4(a) below, other than "GLIADEL", i.e., PCPP:SA with 3.85% BCNU) pursuant to one or more strategic alliance, research and development or similar transaction(s) between the Company and one or more third party companies;
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                          (B)     10,000 options vesting 30 days following
                                  receipt by the Company of a cumulative
                                  aggregate sum of at least $3 million for the development of products in the Field from new external sources other than those contemplated in (A) above (e.g., from government agencies or foundations);

                          (C) 5,000 options vesting 30 days following execution of the first license agreement, if any, between the Company and the Massachusetts Institute of Technology ("MIT") and/or The Johns Hopkins University ("JHU") pursuant to which the Company (in its absolute discretion) licenses any new polymer composition or use patent(s) (other than the patent applications listed in the License Agreement between Guilford and MIT and JHU contemplated in Section 2(e) below) invented by the Consultant and/or his collaborator, Robert S. Langer, Ph.D. of MIT;

                          (D) 10,000 options vesting 30 days following the filing by the Company of an Investigational New Drug for a New Polymer Product containing a drug other than BCNU;

                          (E) 10,000 options vesting 30 days following enrollment of the first patient in a Phase III Clinical Trial sponsored by the Company for a New Polymer Product containing a drug other than BCNU;

                          (F) 10,000 options vesting 30 days following submission by the Company of a New Drug Application for a New Polymer Product; and/or

                          (G) 10,000 options vesting 30 days following the closing of a public or private equity offering (but not including any issuance of equity to any corporate partner for GLIADEL) during the term of the Agreement pursuant to which the Company has raised at least $10,000,000;

         provided that notwithstanding the occurrence of some or all of the events listed in (A) through (G) above, nothing shall obligate the Company to issue or vest in excess of 50,000 stock options pursuant to this Section 2(c)(iii).

                 (d) Provided that the Consultant was not terminated for cause (as defined below), or Consultant did not voluntarily terminate the Agreement, or the Agreement did not terminate due to the death or disability of Consultant, the provisions of each of Section 2(c)(iii)(A), (B) and (E) shall survive any termination or expiration of the Agreement for a period of two (2) years,





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and the provisions of Section 2(c)(iii)(F) shall survive any termination or expiration of the Agreement until the end of the 119th month following the Effective Date.





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                 (e)  The stock options described in Section 2(c)(i), (ii) and
(iii) above shall accelerate and vest upon the effective date of a merger where the Company is not the surviving entity or a disposition of substantially all of the assets of the Company. In the event of death of Consultant, the legal representative of the estate or heir will have up to a year thereafter to exercise vested stock options, but unvested stock options will cease to vest upon Consultant's death.

                 (f) The stock options described in Section 2(c)(i) and (iii) above shall be subject to the condition subsequent that the Company enters into a License Agreement with MIT and JHU in form and content acceptable to the Company, MIT and JHU, with respect to the invention of Consultant and Henry Brem, M.D., entitled "Controlled Local Delivery of Chemotherapeutic Agents for Treating Solid Tumors" (MIT case no. 6651) and related domestic and foreign filings as may be set forth in any such License Agreement prior to December 15, 1996.

                 (g) All tax consequences of fees and other consideration under this Agreement shall be the responsibility of the Consultant.

                 (h) The parties hereto agree that the Consultant shall receive no other compensation (other than reimbursement of reasonable expenses) for the Consultant's service on behalf of the Company, whether on any advisory board or otherwise.

                 3. Term. The term of this Agreement shall commence on the Effective Date and shall continue for a term of four (4) years, unless further extended or renewed by mutual agreement of the parties hereto, or unless earlier terminated as hereinafter provided. This Agreement may be terminated as follows:

                 (a)  automatically upon the death of the Consultant;

                 (b) by the Company, if, due to the illness or disability of the Consultant, the Consultant is unable to perform his obligations under this Agreement for a period in excess of three (3) consecutive months or 120 days out of any 12 month period;

                 (c) by the Company on written notice "for cause"; "for cause" as used in this Agreement shall mean (i) the failure or refusal on the part of the Consultant to timely perform his duties under this Agreement; (ii) a material breach by the Consultant of any other provision of this Agreement;
(iii) the commission by the Consultant of a fraudulent or dishonest act in the Consultant's relations with the Company; (iv) the conviction of the Consultant for any crime involving a felony, fraud, embezzlement or the like or an act of moral turpitude; or (v) other willful, reckless or negligent misconduct or similar action on the part of the Consultant that is materially damaging or detrimental to the Company.





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                 4.  Exclusivity and Non-Competition.

                 (a) The Consultant will consult exclusively for the Company (except with respect to specific matters with the Company's prior consent), and will not accept employment from or consult for any other commercial entities, in the area of targeted controlled delivery of chemotherapeutics, biologicals and/or other agents for the treatment of cancer (the "Field"). For the avoidance of doubt: (i) the parties acknowledge that the Consultant has been and is performing investigations and consulting in the area of antiangiogenesis for the treatment of cancer, and agree that such investigations and consulting can continue except that the targeted controlled delivery of such agents for the treatment of cancer shall be included within the Field as used in this Agreement; (ii) "targeted" means directing delivery of the product (whether the active drug, the product or any other component of the product) by design to the site of the cancer (whether locally placed at the site, introduced systemically or otherwise); "controlled" means release of the active drug by design in a polymer vehicle, which vehicle releases the drug over some non-trivial period of time at the site of the cancer; for a product to be considered in the Field, it must be both targeted and controlled, and not just one or the other; (iii) this Section 4(a) will not preclude the Consultant from engaging in academic research, so long as the Consultant is not consulting (whether as a consultant or an employee) in the Field for a commercial entity; and (iv) the Field is intended to encompass therapeutics, not diagnostics or imaging agents.

                 (b) The Consultant will disclose in writing to the Company, in the person of the Chief Executive Officer and the General Counsel of the Company, prior to the commencement of this Agreement and on every anniversary during the term of this Agreement (as the same may be extended or renewed), the Consultant's membership on scientific advisory boards, boards of directors and similar bodies and commercial entities with which he has a consulting or employment relationship or an ownership interest of more than 1% of any equity in a public or private company (in which event such percentage ownership will be disclosed), which information such disclosees shall keep confidential for a period of five (5) years from disclosure, provided that such obligation of confidence shall not apply to information (i) which was at the time of disclosure or subsequent thereto comes into the public domain through no fault of the Company, or (ii) which the Company had in its possession at the time of disclosure by the Consultant, or (iii) which the Company receives in good faith from a third party who is not, to the Company's knowledge in good faith, under an obligation of confidentiality to the Consultant with respect to the information in question, or (iv) which the Company is required to disclose by law (the contingencies in (i) through (iv) above, "Standard Exceptions to Confidentiality"), provided that nothing herein shall limit such disclosees from disclosing such information as they may deem necessary or desirable in the event of a dispute regarding whether or not this exclusivity provision has been breached by the Consultant. The Company will use its commercially reasonable best efforts to destroy the Consultant's written disclosures of memberships and consultancies no later than five (5) years following disclosure thereof hereunder.





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                 (c)  In the event of any early termination of this Agreement by the Consultant prior to the expiration of the four year term set forth in
Section 3 above (or any mutually agreed extension or renewal thereof), the Consultant agrees that he will not, for a period of one year thereafter, accept employment from or consult for any other commercial entities in the Field, provided that this Section 4(c) will not preclude the Consultant from engaging in academic research.

                 (d) The Consultant represents and warrants to the Company that the Consultant is, as of and including the date hereof, under no contractual or other restriction or obligation, including agreements or understandings with other parties, which conflicts with this Agreement, the performance of his duties hereunder or the other obligations of the Consultant to the Company. The Consultant hereby represents and warrants that he has no present plans to terminate his present full-time employment with JHU or some other comparable academic institution to join any commercial enterprise or engage in other business or private practice.

                 (e) Nothing in this Agreement shall be deemed to limit the Company from engaging other consultants or employees in the Field or otherwise.

                 5. Independent Contractor Relationship. It is understood and agreed that the Consultant's relationship with the Company is that of an independent contractor and that neither this Agreement nor the Services to be rendered hereunder shall for any purpose whatsoever or in any way or manner create any employer-employee relationship between the parties.

                 6. Assignments; Inventions. The Consultant hereby agrees to use his best efforts without further compensation to assign or to have assigned to the Company all of his right, title and interest in and to, any and all inventions, processes, systems, improvements, modifications, secrets, designs or discoveries, whether or not made, possessed, discovered or conceived by him, individually or jointly with any other person or persons, whether made in or out of working hours, free and clear of all liens, charges and encumbrances, created or conceived by him during the term of this Agreement and patented or reduced to practice within one year thereafter, which relate to the business of the Company and which are not owned by The Johns Hopkins University pursuant to the Johns Hopkins School of Medicine Intellectual Property Guidelines (dated January 1, 1995), a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (collectively, the "Inventions").

                 7. Disclosure of Inventions. The Consultant agrees to promptly disclose Inventions to the Company. With respect to the Inventions, the Consultant will, either during the term of or after the expiration or termination of this Agreement for any reason, at the request and at the sole cost of the Company, sign, execute, make and do all such deeds, documents, acts and things as the Company and its duly authorized agents may reasonably require, and further agrees to:





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                 (i)      apply for, obtain and vest in the name of the Company
                          alone (unless the Company otherwise directs) letters patent or other invention protection in any country throughout the world and when so obtained or vested to extend, renew and restore the same;

                 (ii) defend any opposition proceedings in respect of such applications and any opposition proceedings or petitions or applications for revocation of such letters, patents or other analogous protection; and

                 (iii) perform any other lawful acts which the Company may reasonably request to carry out the purpose of this Agreement.

                 8.  Confidentiality.

                 (a) The Consultant agrees that he will not at any time publish, reveal, sell, make accessible, give away or disclose to others or use for his own benefit or except for the benefit of the Company, any research, development, engineering and manufacturing data, plans, designs, formula, processes, specifications, techniques, trade secrets, financial information, customer or supplier lists or other information which are, or pursuant to the terms hereof become, the property or confidential information of the Company or any of its clients, customers, consultants, licensees or affiliates, or which are acquired by him directly as a result of his acting as consultant to the Company, except to such extent as may be required by law. The Consultant agrees that he will not make any notes or memoranda relating to any matter that is a art of the trade, activities or business of the Company or concerning any of its dealings otherwise than for the benefit of the Company. The Consultant shall at the Company's request return or destroy all tangible embodiments of such confidential information prior to or at the termination of this Agreement.

                 (b) The parties agree to keep the fact and all terms of this Agreement strictly confidential except: (i) in case of any Standard Exceptions to Confidentiality; (ii) to the extent the Company deems disclosure necessary or desirable under its public reporting obligations under securities laws;
(iii) to the extent mutually agreed by the parties hereto; and (iv) to the extent the Consultant needs to disclose same to MIT pursuant to any obligation to clear this Agreement with MIT, provided that Consultant will request confidential treatment to be afforded same to the greatest extent possible.

                 9. Publication of Company Information. Subject to Section 8 above, the Consultant may publish information relating to the Field if in each instance the Consultant provides Company thirty (30) days for review and comment upon the manuscript or other material for such publication. Expedited reviews for abstracts or poster presentations may be arranged if mutually agreeable to the Consultant and the Company. In addition, if requested in writing by the Company, the Consultant will withhold such publication an additional sixty (60)





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days to allow for filing a patent application or taking such other measures as the Company deems appropriate to establish and preserve available proprietary rights.

                 10. Breach of Agreement. The Consultant and the Company agree that any material breach of this Agreement by either of them could cause irreparable damage to the other party, and that in the event of such material breach, in addition to any other remedies hereinbefore mentioned, the non-breaching party shall have the right to obtain injunctive relief, including, without limitation, specific performance or other equitable relief to prevent the violation of the breaching party's obligations hereunder. It is expressly understood and agreed that nothing herein contained shall be construed as prohibiting the non-breaching party from pursuing any other remedies available for such material breach including, without limitation, the recovery of damages by the non-breaching party.

                 11. Assignment; Binding Effect. The Services to be rendered by the Consultant are personal in nature. The Consultant may not assign or transfer this Agreement or any of his rights or obligations hereunder. In no event shall the Consultant assign or delegate responsibility for actual performance or Services or any other obligations hereunder. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties and their respective legal representatives, successors and assigns.

                 12. Notices. All notices and other communications hereunder shall be delivered or sent by registered or certified mail or by a major recognized express courier service (such as Federal Express), return receipt requested, addressed to the Company at 6611 Tributary Street, Baltimore, Maryland 21224, Attn.: Dr. Craig R. Smith, or to the Consultant at the address set forth above, or to such other address as either party may designate in writing to the other.

                 13. Entire Agreement. This Agreement constitutes the entire agreement between the parties as to the subject matter hereof and supersedes and terminates as of this date any prior agreements between the parties for the Services engaged hereunder. No provision of this Agreement shall be waived, altered or canceled except in writing signed by the party against whom such waiver, alteration or cancellation is asserted. Any such waiver shall be limited to the particular instance and time and shall not constitute a waiver of any subsequent instance without a specific waiver in writing by the party against whom such waiver is sought to be enforced.

                 14. Counterpart. This Agreement may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

                 15. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland, without giving effect to conflict of laws.

                 16. Severability. In the event that any term of this Agreement is held to be invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect any other portion of this Agreement, and there shall be deemed substituted therefor such term as





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will most fully realize the intent of the parties as expressed in this
Agreement to the fullest extent permitted by applicable law, the parties hereby declaring their intent that this Agreement be construed in such fashion as to maintain its existence, validity, and enforceability to the greatest extent possible.

                 17. Johns Hopkins University Not A Party. The parties acknowledge that The Johns Hopkins University, the Consultant's employer as of the date hereof, is not a party to this Agreement, which is a private contract between the Consultant and the Company. Notwithstanding the foregoing, the parties agree as follows: with the limited exception of citing Consultant's faculty title and institutional affiliation, the Company and its affiliates will not use the names, likenesses, or logos of the Johns Hopkins University, any of its Schools or Divisions, or the Johns Hopkins Hospital and Health System in any of their fundraising or investment documents, general publications, advertisements, or marketing and promotional materials without the prior written permission of the Johns Hopkins University. A request for such permission must be submitted by the Consultant to the School of Medicine's Conflict of Interest Review Coordinator, who in appropriate circumstances, will have it reviewed by the School of Medicine's Office of Public Affairs.

                 IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date and year first above written.


GUILFORD PHARMACEUTICALS INC.

By: /s/ Craig R. Smith, M.D.                         /s/ Henry H. Brem, M.D.
   -----------------------------------------         -----------------------
Name:  Craig R. Smith, M.D.                            Henry H. Brem, M.D.
Title: President and Chief Executive Officer





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   Exhibit 1:  Johns Hopkins School of Medicine Intellectual Property Guidelines





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